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                               July 25, 2023

       Michael McMullen
       Chief Executive Officer
       Metals Acquisition Limited
       3rd Floor, 44 Esplanade
       St. Helier, Jersey, JE4 9WG

                                                        Re: Metals Acquisition
Limited
                                                            Registration
Statement on Form F-1
                                                            Filed June 30, 2023
                                                            File No. 333-273088

       Dear Michael McMullen:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed June 30, 2023

       Cover Page

   1. For each of the shares and warrants being registered for resale, disclose here the price that the selling
securityholders paid for such shares or warrants, or the securities overlying such shares or
warrants.
   2. We note the warrants are out the money. Please disclose the likelihood that warrant holders will not
exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors,
and MD&A section and disclose that cash proceeds associated with the exercises of the
warrants are dependent on the stock price. We note your related disclosure in your Use
of Proceeds section. As applicable, describe the impact on your liquidity and update
the discussion on the ability of your company to fund your operations on a prospective basis
with your current cash on hand.
 Michael McMullen
FirstName  LastNameMichael
Metals Acquisition Limited McMullen
Comapany
July       NameMetals Acquisition Limited
     25, 2023
July 25,
Page  2 2023 Page 2
FirstName LastName
3. We note the significant number of redemptions of your Ordinary Shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Ordinary Shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your Ordinary Shares.
Risk Factors, page 40

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose, if true, that even though the current trading price is at or below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
70

5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Ordinary
         Shares, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales
         could impact the market price of the company   s ordinary shares.
General

7. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose, if true, that while the Sponsor and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.
 Michael McMullen
Metals Acquisition Limited
July 25, 2023
Page 3
      Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any questions.



                                                             Sincerely,
FirstName LastNameMichael McMullen
                                                             Division of
Corporation Finance
Comapany NameMetals Acquisition Limited
                                                             Office of Energy &
Transportation
July 25, 2023 Page 3
cc:       Will Burns
FirstName LastName